Exhibit 2.1

BRANCH PURCHASE AND ASSUMPTION AGREEMENT

between

WesBanco Bank, Inc. (“Purchaser”)

a state banking corporation

and

AmTrust Bank (“Seller”)

a federal stock savings bank

January 21, 2009

i

4.2	Credit for Service.	21
4.3	Employee Contact.	21
4.4	COBRA/WARN.	22

ARTICLE V
Representations, Warranties and Covenants of the Seller
5.1	Corporate Organization.	22
5.2	Corporate Authority.	22
5.3	Assets.	23
5.4	No Violation.	23
5.5	Deposits.	23
5.6	Statements True and Correct.	24
5.7	Compliance with Laws.	24
5.8	Environmental Matters.	24
5.9	Limitation of Warranties.	25
5.10	Litigation.	25
5.11	Employee Matters.	25
5.12	Taxes.	26
5.13	No Brokers.	26
5.14	Books, Records, Documentation, Etc.	26
5.15	Real Property Leases.	26
5.16	Community Reinvestment Act.	26

ARTICLE VI
Representations, Warranties and Covenants of the Purchaser
6.1	Corporate Organization.	27
6.2	Corporate Authority.	27
6.3	No Violation.	27
6.4	Litigation and Regulatory Proceedings.	27
6.5	Consents and Approvals.	28
6.6	Regulatory Approvals.	28
6.7	No Brokers.	28

ARTICLE VII
Conduct of Business Pending the Closing Date
7.1	Conduct of Business.	28

ARTICLE VIII
Conditions to the Purchaser’s Obligations
8.1	Representations and Warranties True.	29
8.2	Obligations Performed.	30
8.3	Certificate of Compliance.	30
8.4	No Adverse Litigation.	30
8.5	Regulatory Approvals.	30
8.6	Title and Real Estate Due Diligence.	30
8.7	Power of Attorney	31
8.8	Consent to Assignment of Leases.	31

ARTICLE IX
Conditions to the Seller’s Obligations
9.1	Representations and Warranties True.	31
9.2	Obligations Performed.	31
9.3	Certificate of Compliance.	31

9.4	No Adverse Litigation.	31
9.5	Regulatory Approvals.	31

ARTICLE X
Termination
10.1	Methods of Termination.	32
10.2	Procedure Upon Termination.	33
10.3	Effect of Termination; Effect of Acquisition Proposal.	33

ARTICLE XI
Miscellaneous Provisions
11.1	Amendment and Modification.	34
11.2	Waiver or Extension.	35
11.3	Assignment.	35
11.4	Survival of Representations and Warranties.	35
11.5	Payment of Expenses.	35
11.6	Addresses for Notices, Etc.	35
11.7	Counterparts.	36
11.8	Headings.	36
11.9	Governing Law.	36
11.10	Severability.	36
11.11	Third Party Beneficiaries.	36
11.12	Use of the term “Party.”	36
11.13	Waiver.	36
11.14	Press Releases.	37
11.15	Cooperation; Further Assurances.	37
11.16	Entire Agreement.	37
11.17	No Construction Against Drafter.	37
11.18	Seller Contingency.	37

Exhibits

Exhibit A	Legal Description of the Real Property
Exhibit B	Assignment of Real Property Lease
Exhibit C	Receipt of Safekeeping Items
Exhibit D	Instrument of Assumption
Exhibit E	Bill of Sale
Exhibit F	Assignment, Transfer, and Appointment of Successor Trustee for IRA Accounts

Schedules

Schedule 1.2(b)	Real Property Leases
Schedule 1.2(c)	Fixed Assets
Schedule 1.3(d)	Excluded Assets
Schedule 1.4(a)	Assumed Deposit Liabilities
Schedule 1.5(e)	Excluded Liabilities
Schedule 2.2(a)	Form of Preliminary Closing Statement
Schedule 2.2(b)	Final Closing Statement
Schedule 4.1	Employee List
Schedule 8.7	Limited Power of Attorney
Schedule 5.3(b)	Seller’s Knowledge
Schedule 5.4	No Violation
Schedule 5.7	Compliance With Laws
Schedule 5.11	Employment Contracts
Schedule 5.3(b-1)	Purchaser’s Knowledge
Schedule 6.5	Regulatory Approvals of the Purchaser

GLOSSARY OF DEFINED TERMS

The following terms, when used in this Agreement, have the meanings ascribed to them in the corresponding Sections of this Agreement listed below:

“ACH”	Section 3.8
“Acquisition Proposal”	Section 10.3(b)
“Acquisition Transaction”	Section 10.3(b)
“Agreement”	Preamble
“Assets”	Section 1.2
“Branches”	Recitals
“Business Day”	Section 2.1
“CDs”	Section 2.1(b)
“CERCLA”	Section 5.8
“Change in Terms Notice”	Section 3.9
“Closing”	Section 1.1
“Closing Date”	Section 1.1
“COBRA”	Section 4.4
“Code”	Section 2.4
“Collecting Bank”	Section 3.7(c)
“Commitment”	Section 1.9(a)
“Compatible Date File”	Section 3.4(a)(i)
“Confidentiality Agreement”	Section 3.3
“Crossover CDs”	Section 2.1(b)
“Deposit Liabilities”	Section 1.4(a)
“Effective Time”	Section 1.1
“Employees”	Section 4.1
“Environmental Laws”	Section 5.8
“Excluded Assets”	Section 1.3
“Excluded Liabilities”	Section 1.5
“FDIC”	Section 2.3
“Final Closing Statement”	Section 2.2
“Fixed Assets”	Section 1.2(c)
“Hazardous Substances”	Section 5.8
“Intermediary Bank”	Section 3.7(c)
“IRAs”	Section 3.10
“IRS”	Section 5.12
“Knowledge”	Section 5.3(b)
“Leave Employees”	Section 4.4
“Lien”	Section 1.2
“Losses”	Section 3.15(a)
“Minimum Loss”	Section 3.15(c)
“Non-CDs”	Section 2.1(a)
“Notification Letter”	Section 3.9
“Party”	Section 11.12
“Preliminary Closing Statement”	Section 2.2
“Purchaser”	Preamble
“Real Estate Due Diligence Period”	Section 1.9(a)

v

“Real Property”	Section 1.2(b)
“Real Property Leases”	Section 1.2(b)
“Records”	Section 1.2(g)
“Regulatory Approvals”	Section 3.1(a)
“Safekeeping Items”	Section 1.6(c)
“Seller”	Preamble
“Seller Payment”	Section 2.1
“Seller’s Credit”	Section 2.1
“Seller’s Parent”	Section 3.3
“Service Agreements”	Section 1.2(c)
“Single Product CDs”	Section 2.1(c)
“Tax”	Section 5.12
“Termination Fee”	Section 10.3(b)
“Title Company”	Section 1.9(a)
“Title Policy”	Section 1.9(a)
“Transferred Accounts Cash Letter”	Section 3.7(c)
“Transferred Employees”	Section 4.1
“Transferred Overdraft Protection Loans”	Section 1.2(a)
“Withholding Obligations”	Section 3.12

BRANCH PURCHASE AND ASSUMPTION AGREEMENT

This Branch Purchase and Assumption Agreement (this “Agreement”) is made to be effective as of the 21st day of January, 2009, between WesBanco Bank, Inc. a state banking corporation having its principal office in Wheeling, West Virginia (the “Purchaser”), and AmTrust Bank, a federal stock savings bank having its principal office in Cleveland, Ohio (the “Seller”):

WHEREAS, the Seller desires, upon and subject to the terms and conditions hereinafter set forth, to sell and assign certain assets and assign certain deposit and other liabilities of, or associated with, the Seller’s banking business conducted at its branch offices located at: Columbus North (2700 East Dublin-Granville Road, Columbus, Ohio 43231); Bexley (2710 East Main Street, Bexley, Ohio 43231); West Henderson (2000 West Henderson Road, Columbus, Ohio 43220); Sawmill (6470 Sawmill Road, Columbus, Ohio 43235); and West Lane (1818 West Lane Avenue, Upper Arlington, Ohio 43221) (the “Branches”);

WHEREAS, the Purchaser desires to purchase certain assets and assume certain deposit and other liabilities of, or associated with, the Branches upon and subject to the terms and conditions hereinafter set forth;

NOW, THEREFORE, in consideration of the premises and the mutual agreements, covenants, and provisions contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

Purchase and Sale of Assets

1.1	Time and Place of Closing. The closing of the transactions contemplated hereby (the “Closing”) shall occur on March 27, 2009, provided there has occurred a satisfaction or waiver of the conditions set forth in Articles VIII and IX, other than those conditions that by their nature are to be satisfied at Closing, but subject to the fulfillment or waiver of those conditions, or on such other date to be mutually agreed upon by the Purchaser and the Seller. The effective time (the “Effective Time”) shall be 5:00 p.m., local time, on the day on which the Closing occurs (the “Closing Date”). The Closing shall be held at the offices of Porter Wright Morris & Arthur, LLP, 41 South High Street, Columbus, Ohio 43215 at 10:00 a.m., local time, or such other time and location as the parties may agree. The parties agree that it is in their mutual interest for the Closing to occur on or before March 31, 2009.

1.2	Purchase of Assets. As of the Effective Time, the Seller shall sell, transfer, convey, assign, and deliver to the Purchaser, and the Purchaser shall purchase and receive from the Seller, the following assets, properties, and rights located at or attributed to the Branches (the “Assets”), free and clear of all Liens (as hereafter defined):

(a)	all overdrafts associated with the Deposit Liabilities (as hereafter defined) transferred as contemplated under Section 1.4, provided that such overdrafts are less than forty-five (45) days old as of the Effective Time; together with all current and not more than forty-five (45) days past due overdraft protection loans associated with the Deposit Liabilities, and all outstanding balances under such loans (the “Transferred Overdraft Protection Loans”);

(b)	the real property commonly known as 1818 West Lane Avenue, Upper Arlington, Ohio 43221, as such is more particularly described in Exhibit A attached hereto and incorporated herein, together with all buildings, improvements, fixtures, furniture, and other trade fixtures remaining in the building, easements, and other appurtenances thereto (collectively, the “Real Property”), as well as all right, title, and interest held by the Seller as lessee pursuant to any and all leases for the land, building, improvements, and real estate associated with the operation of the Branches, which leases are listed on Schedule 1.2(b) (the “Real Property Leases”), to be assigned pursuant to the Assignment of Real Property Leases substantially in the form attached hereto as Exhibit B and incorporated herein, together with all other purchase options, rights, licenses, permits, and deposits related exclusively to the Real Property;

(c)	all equipment, personal property, furniture, and fixtures, together with any manufacturers’ warranties or maintenance or service agreements related thereto (the “Service Agreements”) that are in effect as of the Effective Time and are assignable to the Purchaser, located at or used in operation of the banking business conducted at the Branches, including but not limited to the items listed on Schedule 1.2(c) (the “Fixed Assets”). The Fixed Assets sold shall not include any items listed on Schedule 1.3(d);

(d)	all petty cash, teller cash, ATM cash, and vault cash maintained at the Branches as of the Effective Time, the exact amounts of which will be certified by the Seller as of the close of business on the day of the Closing in accordance with the procedure set forth in Section 2.2;

(e)	all safe deposit contracts and leases for the safe deposit boxes located at the Branches as of the Effective Time along with all safe deposit stacks in the vaults and all keys and combination codes thereto and all prepaid rent for any safe deposit contracts;

(f)	all records and original documents (if available), combinations, manuals, keys, security codes, and the like related to the Assets or the Deposit Liabilities as of the Effective Time;

(g)	all of the books and records (or copies thereof) relating to the deposit banking business of the Branches which (i) are maintained in the ordinary course of the banking business conducted at the Branches, (ii) are reasonably required to comply with all applicable laws, regulations, rules, and sound business practices, or (iii) are necessary for the Purchaser’s ownership of the Assets and/or accounts associated with the Deposit Liabilities, but excluding any such items to the extent (A) they are included in or primarily related to any Excluded Assets or Excluded Liabilities, or (B) any law, regulation, or rule prohibits their transfer (the “Records”); and

(h)	all right, title, and interest of the Seller in and to all claims, causes of action, and demands, including warranties against contractors, manufacturers, and suppliers relating to the Assets.

The term “Lien” shall mean any security interest, lien, mortgage, or other encumbrance, but shall not include: (a) any lien for current taxes not yet due and payable; and (b) any encumbrance on any of the Assets that secure any debt, liability, or other obligation of the Seller which is assumed by the Purchaser under this Agreement, including with respect to the Real Property, the matters set forth in the first sentence of Section 1.9(a).

1.3	Assets Not Sold. The following are expressly excluded from the Assets (collectively, the “Excluded Assets”):

(a)	any assets associated with mortgage loan, home equity line of credit, or credit card accounts;

(b)	the Seller’s trademarks, trade names, copyrights, intellectual property, computer software (or licenses for the same), medallion program stamps, signs, logos and proprietarily marked stationery, forms, labels, shipping materials, brochures, advertising material, and similar property;

(c)	except as provided in Section 1.2(a) hereof, any loans or extensions of credit;

(d)	the assets, if any, listed on Schedule 1.3(d); and

(e)	any other assets of the Seller not specifically purchased by the Purchaser under Section 1.2 above.

1.4	Assumption of Liabilities. The Purchaser agrees, subject to Section 1.5 hereof and the other terms and conditions of this Agreement, that at and after the Effective Time, it will assume and thereafter fully and timely perform and discharge, in accordance with their terms:

(a)	all deposit liabilities of every kind and description, including, without limitation, time and demand accounts, certificates of deposit, savings accounts, checking accounts, sweep accounts, and IRAs (as defined herein) assigned to the Branches as of the Effective Time, and all other liabilities and obligations of the Seller relating to the deposit accounts assigned to the Branches as of the Effective Time, whether represented by collected or uncollected funds (the “Deposit Liabilities”), including without limitation the items listed on Schedule 1.4(a), the exact balances and accrued interest of which will be certified by the Seller as of the close of business on the day of the Closing in accordance with the procedure set forth in Section 2.2; provided, however, the Deposit Liabilities shall not include any liabilities described in Section 1.5 below;

(b)	all liabilities and obligations of the Seller under the Real Property Leases and any Service Agreements in force as of the Effective Time;

(c)	all liabilities and obligations of the Seller arising as of the Effective Time under all safe deposit contracts and leases for the safe deposit boxes located at the Branches as of the Effective Time; and

(d)	in connection with any IRAs, the Purchaser shall assume, in addition to the deposit liability, the plan pertaining thereto and any custodial arrangement in connection therewith.

1.5	Liabilities Not Assumed. The Purchaser will not assume the following liabilities or obligations of the Seller (collectively, the “Excluded Liabilities”):

(a)	any liabilities associated with securities brokerage, insurance, mortgage loan, home equity line of credit, or credit card accounts;

(b)	any deposit accounts designated as closed prior to the Effective Time;

(c)	any liability associated with letters of credit, traveler’s checks, cashier’s checks, or other official bank checks issued by the Seller prior to the Effective Time;

(d)	brokered deposits, and any deposit accounts not specifically assigned to the Branches, including AmTrustDirect.com accounts;

(e)	the liabilities, if any, listed on Schedule 1.5(e); and

(f)	any other liability of the Seller not specifically assumed by the Purchaser under Section 1.4 above.

1.6	Safe Deposit Box Business.

(a)	As of the Effective Time, the Purchaser will assume and discharge the Seller’s obligations with respect to the safe deposit business at the Branches, if any, in accordance with the terms and conditions of contracts or rental agreements related to such business, and the Purchaser will maintain all facilities necessary for the use of such safe deposit boxes by persons entitled to use them.

(b)	As of the Effective Time, the Seller shall transfer, assign, and deliver the Records related to such safe deposit box business to the Purchaser, and the Purchaser shall maintain and safeguard all such Records and be responsible for granting access to and protecting the contents of the safe deposit boxes at the Branches.

(c)	The Seller agrees to transfer and deliver to the Purchaser on the Closing Date all safe deposit box contents, including, without limitation, securities, papers, valuables and other items (collectively, “Safekeeping Items”), held by the Seller in safekeeping for its customers at the Branches.

(d)	The Purchaser agrees to assume, honor, and discharge, from the Effective Time, the outstanding safety deposit contracts of the Seller with respect to the Safekeeping Items and shall be entitled to any right or benefit arising from such safekeeping business from the Effective Time. The Purchaser agrees to execute as of the Effective Time a receipt for the Safekeeping Items in substantially the form attached hereto as Exhibit C.

1.7	Documentation of Transactions. On the Closing Date: (i) the Purchaser shall execute and deliver a document evidencing the liabilities assumed pursuant to Section 1.4 in substantially the form attached hereto as Exhibit D; (ii) the Seller and the Purchaser shall execute and deliver a bill of sale in substantially the form attached hereto as Exhibit E; and (iii) with respect to any IRA which includes as one or more of its assets a Deposit Liability, the Seller and the Purchaser shall execute and deliver a transfer document in substantially the form attached hereto as Exhibit F.

1.8	Assumption Subject to Certain Terms. The Deposit Liabilities being assumed by the Purchaser pursuant to this Agreement shall be assumed subject to the terms and conditions of deposit agreed to by the Seller and its customers and any other written agreements relating thereto and the laws, rules, and regulations applicable thereto, as modified by the terms set forth in the notices required by Section 3.9.

1.9	Other Terms and Conditions for the Sale of the Real Property.

(a)

The Seller’s Title. The Seller agrees to deliver at Closing a recordable limited warranty deed conveying and warranting good and marketable title in fee simple to the Real Property free and clear of all liens, encumbrances, mortgages, charges, security interests, covenants, restrictions, conditions, easements, and encroachments of every kind except (i) the lien of real estate taxes and assessments not yet due and payable, (ii) easements and restrictions of record which do not, in the Purchaser’s reasonable opinion, interfere with the proposed use of the Real Property as a bank or other financial institution, (iii) all applicable zoning and building laws, ordinances, and regulations, (iv) all liens, easements, and encumbrances expressly assumed by the Purchaser, and (v) all matters set forth on the title commitment and policy previously provided to the Purchaser. The Seller shall, within fifteen (15) days of the execution of this Agreement, secure and commit to pay for a preliminary title insurance commitment (the “Commitment”) for the Real Property and, on the date of Closing, an owner’s title insurance policy (the “Title Policy”) issued by a title agency of its choosing and reasonably acceptable to the Purchaser (the “Title Company”) in the amount of the appraised value of the Real Property; provided, however, that the Purchaser shall bear the cost of any and all requested endorsements to the Title Policy, unless the endorsement is deemed necessary, in the Purchaser’s reasonable opinion, to insure over any exception listed in the Commitment (other than any matter deemed permitted as set forth above), which exception, in the Purchaser’s reasonable opinion, interferes with the proposed use of the Real Property as a bank or other financial institution. The Purchaser shall review the Commitment and notify the Seller of any title objections thereto within thirty (30) days from the execution of this Agreement (the “Real Estate Due Diligence Period”). If the Seller is unable to cure any title objections within the Real Estate Due Diligence Period or otherwise convey title to the Real Estate as required herein at Closing, then, upon written notice to the Seller, the Purchaser may elect to (i) accept such title with no adjustment of the Seller’s Credit, (ii) terminate this Agreement pursuant to Article X and Section 8.6 herein, or (iii) require the Seller to retain the Real Property and adjust the Seller’s Credit accordingly. The Purchaser may, at the Purchaser’s sole expense, obtain a survey of the Real Property at any time prior to Closing. At Closing, the Seller will execute an owner’s affidavit with respect to off-record title matters in accordance with community custom.

(b)	Due Diligence. The Purchaser, at the Purchaser’s sole expense, may elect to perform the following due diligence on the Real Property: (i) a Phase I environmental site assessment, and (ii) engineering studies or other inspections regarding the improvements, fixtures, and equipment. In the event that the environmental consultant recommends further inspection to determine the extent of suspected contamination or recommends remedial action, or if the Purchaser is not reasonably satisfied with the condition of the Real Property as disclosed by the engineering studies or other inspections, the Purchaser may terminate this Agreement pursuant to Article X and Section 8.6 herein by giving written notice to the Seller prior to the expiration of the Real Estate Due Diligence Period.

(c)	Appraisal. The Seller shall retain an experienced commercial real estate appraiser to appraise the Real Property, which appraiser shall be reasonably acceptable to the Purchaser. The cost of the appraisal shall be shared equally by the Purchaser and the Seller.

ARTICLE II

Seller Payment

2.1	Payment. Generally, the “Seller Payment” shall be an amount equal to (i) the value of the Deposit Liabilities as of the Effective Time, including accrued interest; plus (ii) Seller’s share of the real property taxes, assessments, and fees, determined in accordance with Section 2.5; plus (iii) prepaid rent for any safe deposit contracts applying to periods after the Effective Time; plus or less (iv) all adjustments required for pro rata expenses determined in accordance with Section 2.3; less (v) the deposit premium, calculated as set out below; less (vi) the total of the Transferred Overdraft Protection Loans; less (vii) the amount of the petty, teller, ATM, and vault cash maintained at the Branches, determined in accordance with Section 1.2(d); less (viii) the net book value of the Fixed Assets shown on the account records of the Seller as of the most recent month end prior to the Closing Date; less (ix) the appraised value of the Real Property, determined in accordance with Section 1.9(c). The aggregate amount of clauses (iv) – (ix) shall be defined as the “Seller’s Credit.” The deposit premium to be paid by the Purchaser will be a percentage of the average daily balance of the Deposit Liabilities for the ten (10) Business Days immediately prior to the Closing Date (for purposes of this Agreement, “Business Day” shall mean any day, other than a Saturday, Sunday, or a day on which banking institutions in the city of Columbus, Ohio are authorized or obligated by law or executive order to close), which shall be the sum of the following schedule:

(a)	Non-CDs. The total of those Deposit Liabilities other than certificates of deposit (“Non-CDs”) multiplied by 7.0%. Non-CDs shall include all money market, savings, and checking accounts.

(b)	Crossover CDs. The total of those certificates of deposit (“CDs”) belonging to customers who also have one or more Non-CD accounts at the Branches (“Crossover CDs”) multiplied by 3.0%.

(c)	Single Product CDs. CDs other than Crossover CDs (“Single Product CDs”) will be assumed by the Purchaser at Closing, but the Purchaser will not pay a premium on Single Product CDs.

(d)	Other Deposits. The Purchaser will pay no premium for its assumption of any other Deposit Liabilities, including for example and not as a limitation, public deposits or IRAs.

The actual calculation of the Seller’s Credit and the Seller Payment shall be as set forth on Schedules 2.2(a) and (b). The Seller’s Credit and the Seller Payment formula referred to above is for the sole purpose of determining the amount of cash transferable at the Closing Date and shall not constitute an allocation of the Seller’s Credit for the Branches to any particular Asset being transferred or liability being assumed. All amounts due the Purchaser upon calculation of the Seller’s Credit and the Seller Payment shall be payable by the Seller by wire transfer of immediately available funds on the Closing Date.

2.2

Calculations. Solely for purposes of facilitating the calculation of the cash due the Purchaser on the Closing Date, the Seller shall provide the Purchaser, no later than three (3) Business Days before the Closing Date, and as of that date, a preliminary closing statement in the form attached as Schedule 2.2(a), based on the net book value of the Assets to be sold and Deposit Liabilities and other liabilities to be transferred and assumed hereunder on that date as reflected on the books of the Seller (the “Preliminary Closing Statement”), and calculated in accordance with Section 2.1 as of that date, and the cash due to the Purchaser at the Closing shall be based upon such Preliminary Closing Statement. Within ten (10) Business Days after the Closing Date, the Seller shall provide to the Purchaser a final closing statement (the “Final Closing Statement”) in the form attached as Schedule 2.2(b) based on the net book value and calculated in accordance with Section 2.1 as of the close of business on the Closing Date. The Seller shall afford the Purchaser and its agents the opportunity to review all of its work papers and documentation used by the Seller in preparing the Final Closing Statement. Any objection by the Purchaser to the Final Closing Statement must be raised in a written notice delivered to the Seller within fifteen (15) Business Days after the Purchaser receives the Final Closing Statement. In the event any such objection is raised, the parties will work together in good faith to resolve the dispute as promptly as possible. Within two (2) Business Days of the receipt of an undisputed Final Closing Statement or, if there is any dispute, within two (2) Business Days of the resolution of such dispute, appropriate additional consideration with interest thereon from the Closing Date until the date of payment shall be paid by wire transfer of immediately available funds by the Seller, or an appropriate refund with interest thereon from the Closing Date until the date of payment shall be made by the Purchaser, as the case may be. Interest on the additional consideration or the refund paid pursuant to this Section 2.2 shall be paid at the prevailing federal funds rate. If the parties are unable to resolve their dispute, such matter shall be submitted to Crowe Horwath LLP, whose decision shall be final and binding. The cost for services performed by Crowe Horwath LLP in connection with resolving such dispute shall be shared equally by the Purchaser and the Seller.

2.3	Pro Rata Adjustment of Income and Expenses. All rents, utility payments, personal property taxes, and similar expenses and charges relating to the physical plant of the Branches, and any assessment made by the Federal Deposit Insurance Corporation (“FDIC”) and other expenses relating to the Deposit Liabilities assumed and/or the operation of the Branches, shall be prorated between the parties as of the Closing Date on the basis of a 365-day year. To the extent any such item has been prepaid by the Seller for a period extending beyond the Closing Date, there shall be an adjustment in such amount to the payment contemplated by Section 2.1 in favor of the Seller. Any unearned non-interest income associated with the Branches, except as otherwise specifically provided in this Agreement, shall also be adjusted pro rata between the parties as of the Closing Date. Any expense relating to the Branches which is attributable to the period on and after the Closing Date will be paid by the Purchaser. In the event the Purchaser, as of the Effective Time, paid to the Seller an amount equal to an overdraft and such overdraft has not been collected by the Purchaser within forty-five (45) days of Closing, the Purchaser shall have the right to receive payment from the Seller in an amount equal to the price paid by the Purchaser to the Seller for such overdraft. The Purchaser shall use commercially reasonable efforts consistent with practices it follows for its own accounts to collect such overdrafts prior to the expiration of such forty-five (45) day period and to assist the Seller in collecting overdrafts after repurchase by the Seller; provided, however, that the Purchaser’s commercially reasonable efforts to collect overdrafts shall not require that it initiate or pursue any legal action against any person.

2.4	Allocation of Purchase Consideration. All of the purchase consideration, including all liabilities assumed by the Purchaser pursuant to this Agreement, shall be allocated on an allocation schedule to be agreed upon by the Purchaser and the Seller within thirty (30) days after issuance of an agreed upon Final Closing Statement. This allocation is intended to comply with the allocation method required by Section 1060 of the Internal Revenue Code of 1986, as amended (the “Code”), and the Treasury Department regulations promulgated thereunder. The Purchaser and the Seller shall cooperate to comply with all substantive and procedural requirements of Section 1060 and any Treasury Department regulations thereunder, and the allocation shall be adjusted if and to the extent necessary to comply with the requirements of Section 1060. The Purchaser and the Seller (and their affiliates) shall properly report, execute, act, and timely file all federal, state, and local tax returns (including, without limitation, Internal Revenue Service Form 8594) in all respects and for all purposes consistent with such allocation. Neither the Purchaser nor the Seller shall take any position (whether in audits, tax returns, or otherwise) that is inconsistent with such allocation unless required to do so by applicable law.

2.5	Real Property Taxes, Assessments, and Fees. At Closing, Seller shall pay all delinquent taxes, special taxes, penalties, and interest and all special assessments and other assessments then a lien on the Real Property, both current and reassessed and whether due or to become due. Seller will credit against the purchase consideration all unpaid real estate taxes for years prior to the Closing and a portion of such taxes for the year of Closing, prorated through the date of the Closing. The proration of undetermined taxes shall be based on a 365-day year and on the last available tax rate and valuation. Seller shall pay all federal, state, and local realty transfer taxes or conveyance fees levied or imposed upon the sale or transfer of the Real Property.

ARTICLE III

Additional Obligations of the Purchaser and the Seller

3.1	Regulatory Approvals.

(a)	The Purchaser shall, within thirty (30) days following the date of this Agreement, prepare and file all applications, as required by law, with the appropriate federal and/or state regulatory authorities to effect the transactions contemplated hereby (the “Regulatory Approvals”). The Purchaser agrees to (i) make draft copies of the applications (except for any confidential portions thereof) available to the Seller and its counsel prior to filing, (ii) process the applications in a diligent manner and on a priority basis, (iii) request confidential treatment by the appropriate federal and/or state regulatory authorities of all non-public information submitted in the applications, (iv) provide the Seller and its counsel promptly with a copy of the applications as filed (except for any confidential portions thereof) and all material notices, orders, opinions, correspondence, and other documents with respect thereto, and (v) use commercially reasonable efforts to obtain all Regulatory Approvals on a timely basis. The Purchaser and the Seller agree to cooperate and use commercially reasonable efforts to obtain all consents and approvals of all third parties and to do all things necessary to consummate the transactions contemplated by this Agreement.

(b)	The Seller shall, as soon as is practicable, notify the proper regulatory authorities of its intent to terminate operation of the Branches and to consummate the transactions contemplated hereby and thereafter shall (i) comply with the normal and usual requirements imposed by such regulatory authorities applicable to effectuate such transactions and (ii) use commercially reasonable efforts to obtain any required permission of such regulatory authorities to cease operating the Branches.

3.2

Full Access. The Seller shall furnish the Purchaser with such additional financial and operating data and other information relating to the banking business conducted at the Branches as the Purchaser may, from time to time, reasonably request and as the Seller shall make reasonably available including, without limitation, information required for inclusion in any and all regulatory applications necessary to effect the transaction contemplated hereby. The Seller shall also afford to the officers and authorized representatives of the Purchaser access to the employees of the Seller in accordance with

Sections 3.3, 4.1, and 4.3 hereof. Nothing in this Section 3.2 shall be deemed to require the Seller to breach any obligation of confidentiality or to reveal any proprietary information, trade secrets, or marketing or strategic plans, violate or prejudice the legal rights of any customer or employee or attorney-client privilege, or contravene any law, rule, regulation, or any legal or regulatory order or process.

3.3	Confidentiality. Before the Closing Date, the Purchaser will treat any information that is nonpublic and confidential in the manner required by, and in accordance with, the Confidentiality Agreement dated November 13, 2008 between WesBanco, Inc. and the Seller’s parent AmTrust Financial Corporation (“Seller’s Parent”) (the “Confidentiality Agreement”).

(a)	From the Closing Date, the Purchaser will hold, and will cause its officers, directors, employees, and agents to hold, in strict confidence and not disclose to any other person or entity without the prior written consent of the Seller, (i) the terms of this Agreement and the transactions described herein, and (ii) all information received by the Purchaser from or with respect to the Seller in connection with this Agreement and the transactions contemplated hereby and the Confidentiality Agreement shall be terminated; provided that the Purchaser shall continue to abide by the terms of the Confidentiality Agreement prior to the Closing Date. The terms of this Section 3.3(a) shall not prohibit the disclosure of information (A) as may be otherwise publicly available other than through the wrongful dissemination of such information by the Purchaser and its officers, directors, employees, or agents, (B) as may be required to be disclosed by applicable law, (C) as may be requested by a regulatory authority, or (D) as may be required to obtain regulatory approvals or necessary consents or approvals of third parties.

(b)	From the date hereof, the Seller will hold, and will cause its officers, directors, employees, and agents to hold, in strict confidence and not disclose to any other person or entity without the prior written consent of the Purchaser, (i) the terms of this Agreement and the transactions described herein, and (ii) all information received by the Seller from or with respect to the Purchaser in connection with this Agreement and the transactions contemplated hereby. The terms of this Section 3.3(b) shall not prohibit the disclosure of information (A) as may be otherwise publicly available other than through the wrongful dissemination of such information by the Seller and its officers, directors, employees, or agents, (B) as may be required to be disclosed by applicable law, (C) as may be requested by a regulatory authority, or (D) as may be required to obtain regulatory approvals or necessary consents or approvals of third parties.

3.4	Conversion of Accounts; Transfer and Delivery of Assets and Deposit Liabilities. After the date of this Agreement, the Seller shall assist the Purchaser, in ways to be mutually agreed upon by the Seller and the Purchaser, in preparing the Purchaser’s data processing system to receive the Deposit Liabilities as of the Effective Time.

(a)	Such assistance shall include, but shall not be limited to, the following:

(i)	At such dates prior to the Closing Date as the parties shall agree, the Seller shall deliver to the Purchaser data and descriptive information and such other reasonable and customary information (including ACH) with data conversion relating to the Deposit Liabilities in a flat file text file data file using an EBCDIC format (the “Compatible Data File”) containing, among other information, customer name, address, card number, withdrawal limits, the Deposit Liabilities activated by, accessible to, or related in any manner to, customers of the Branches, and a listing of those services utilized by each customer, specifying services such as bill pay, telephone banking, and internet banking;

(ii)	At such time prior to the Closing Date as the parties shall agree, an updated Compatible Data File for test purposes in light of the planned data conversion of the Deposit Liabilities;

(iii)	As of the Closing Date, the Seller shall deliver to the Purchaser a final Compatible Data File with respect to the Deposit Liabilities; and

(iv)	The Seller also shall deliver to the Purchaser trial balance reports with each Compatible Data File delivered pursuant to this Section 3.4(a).

(b)	As of the Effective Time, the Seller shall:

(i)	Deliver to the Purchaser such of the Assets as shall be capable of physical delivery;

(ii)	Execute, acknowledge, and deliver to the Purchaser all such endorsements, assignments, bills of sale, and other instruments of conveyance, assignment, and transfer as, in the reasonable judgment of the Purchaser, shall be necessary and appropriate to consummate the sale and transfer of the Assets to the Purchaser and to vest in the Purchaser the legal and equitable title to the Assets, free and clear of all Liens, except as otherwise permitted in this Agreement;

(iii)	Assign, transfer, and deliver to the Purchaser such of the following Records pertaining to the Deposit Liabilities as exist and are available in whatever form or medium as maintained by the Seller:

(A)	Orders and contracts between the Seller and depositors at the Branches and Records of similar character, with signature cards delivered as soon as practicable after the Closing (the Seller shall also provide interim research assistance as reasonably requested by the Purchaser on an as needed basis); and

(B)	Records of account.

(iv)	Provide customers a bank statement for each account transferred as part of the Deposit Liabilities, as is practicable.

(c)	For a period of one hundred eighty (180) calendar days beginning on the Closing Date, the Seller will honor all ATM and debit card transactions related to accounts assumed by the Purchaser under this Agreement that are mistakenly routed or presented to the Seller. The Seller will make no charge to the Purchaser for honoring such items. The Seller and the Purchaser shall make arrangements to provide for the daily settlement for the first thirty (30) days following the Closing Date and weekly settlement thereafter, with immediately available funds by the Purchaser of any ATM and debit card transactions honored by the Seller, and the Seller shall be held harmless and indemnified by the Purchaser for acting in accordance with this arrangement to accept ATM and debit card transactions. The Seller will take commercially reasonable precautions to not authorize additional ATM and debit card transactions after the Closing Date. The Seller shall be liable for disputes arising from ATM and debit card transactions authorized prior to the Effective Time. The Purchaser shall be liable for disputes arising from ATM and debit card transactions authorized from and after the Effective Time.

3.5	Retention of and Access to Files Following the Closing Date.

(a)	The Purchaser agrees that it will preserve and safely keep, for as long as may be required by applicable law, all of the files, books of account, and records delivered to the Purchaser by the Seller for the joint benefit of itself and the Seller, and that it will permit the Seller or its representatives, at any reasonable time and at the Seller’s expense, to inspect, make extracts from or copies of, any such files, books of account, or records as the Seller shall deem necessary.

(b)	In the event that some of the Seller’s records concerning the Assets or the Deposit Liabilities cannot reasonably be segregated from the Seller’s records regarding accounts not transferred pursuant to this Agreement, the Seller will not deliver such records to the Purchaser but will preserve and safely keep such records for as long as may be required by applicable law. The Seller shall provide commercially reasonable research and account history services related to any such records to the Purchaser at the Purchaser’s request at no cost to the Purchaser.

(c)	Except to the extent already made available to the Purchaser, in the event the Purchaser requests, after the Closing Date, in writing, that the Seller provide to the Purchaser information contained in the books and records which have been retained by the Seller insofar as they relate to the banking operations of the Branches, Assets and/or accounts as of the Effective Time, the Seller shall provide such information as soon as reasonably practicable. Nothing in this Section 3.5(c) shall be deemed to require the Seller to breach any obligation of confidentiality, reveal any proprietary information, trade secrets, or marketing or strategic plans, violate or prejudice the legal rights of any customer or employee or attorney-client privilege, or contravene any law, rule, regulation, or any legal or regulatory order or process.

3.6	Consents to Assignment of Contracts. The Seller shall use commercially reasonable efforts at its own expense to obtain on or before the Closing Date consents to the assignment of the Real Property Leases and any Service Agreements to the Purchaser all at substantially the same terms, including the same charges or fees, as are currently stated in or associated with the Real Property Leases and Service Agreements. The Purchaser agrees to fully cooperate in the Seller’s efforts to obtain said consents by providing such reasonable documentation as necessary to effectuate said assignments, including, without limitation, financial statements.

3.7	Payment of Items After the Closing Date. Following the Closing Date:

(a)	The Purchaser agrees to pay in accordance with applicable law and customary banking practices all properly drawn and presented checks, drafts, and withdrawal orders presented to the Purchaser by mail, over the counter, or through the check clearing system of the banking industry, by depositors related to the Deposit Liabilities, whether drawn on the checks, withdrawal, or draft forms provided by the Seller or by the Purchaser, and in all other respects to discharge, in the usual course of the banking business, the duties and obligations of the Seller with respect to the balances due and owing to the depositors with respect to whom the Purchaser has assumed the Deposit Liabilities.

(b)	If any of such depositors, instead of accepting the obligation of the Purchaser to pay the Deposit Liabilities, shall demand payment from the Seller for all or any part of any such Deposit Liabilities, the Seller shall not be liable or responsible for making such payment.

(c)	After the Effective Time, as between the Seller and the Purchaser, the Seller shall be and have the rights and obligations of a “Collecting Bank” or “Intermediary Bank” under Article 4 of the Uniform Commercial Code (including the right to chargeback dishonored items) as then in effect in Ohio with respect to items drawn on the accounts associated with the Deposit Liabilities transferred which are received by the Seller for processing. Items received for processing against the Deposit Liabilities shall be grouped and delivered to the Purchaser within the time limits provided by the Uniform Commercial Code in a special cash letter separately identified as the “Transferred Accounts Cash Letter.” For the purposes of paying the Purchaser’s obligations to the Seller under this Section 3.7, the Purchaser will establish a daily settlement account on its books and records at the Closing Date, which account will be maintained by the Purchaser for a period of one hundred eighty (180) days following the Closing Date, and against which will be (i) debited the checks, returns, and items hereafter referred to in this sentence and (ii) charged amounts in accordance with Section 3.7(d) hereof to provide, among other things, for the settlement by the Purchaser of checks, returns, and items which are presented to the Seller within one hundred eighty (180) days after the Closing Date and which are drawn on or chargeable to accounts associated with the Deposit Liabilities transferred to the Purchaser. Upon presentment of a Transferred Accounts Cash Letter, the Purchaser will transmit via same day wire transfer the funds owed to the Seller.

(d)	In order to reduce the continuing charges to the Seller through the check clearing system of the banking system, which will result from check forms of the Seller being used after the Closing Date by the depositors whose accounts associated with the Deposit Liabilities are assumed, the Purchaser agrees, at its cost and expense, and without charge to such depositors, to notify such depositors as soon as possible after the Closing Date of the Purchaser’s assumption of the Deposit Liabilities and furnish each depositor of an assumed account with checks on the forms of the Purchaser with instructions to utilize the Purchaser’s checks and to destroy unused checks of the Seller. After the expiration of one hundred eighty (180) days from the Closing Date, the Seller will immediately return to the Purchaser any balance remaining in the settlement account and will dishonor checks, drafts, or withdrawal orders drawn on the Deposit Liabilities unless the Seller and the Purchaser agree to extend the one hundred eighty (180) day period and extend the provision for a settlement account as necessary. The Purchaser agrees to arrange for the transportation directly and pay the expenses of transporting from the Seller to the Purchaser all checks, drafts, orders of withdrawal, cash letters, magnetic tapes, and other items related to the Seller’s receipt of items relating to the Deposit Liabilities after the Closing Date. These transportation expenses may be charged against the settlement account of the Purchaser. The Seller shall give the Purchaser a daily accounting of debits to the settlement account.

(e)	The Purchaser agrees to pay promptly to the Seller an amount equivalent to the amount of any check, draft, or withdrawal order credited by the Seller before the Closing Date to such transferred account that are returned to the Seller unpaid within one hundred eighty (180) days after the Closing Date. Upon receipt thereof, the Seller shall immediately forward and transfer all rights in, to, and under any such check, draft, or other item to the Purchaser, and subject to the time limitations referenced herein, the Purchaser shall remit to the Seller the amount of any such item(s).

3.8	ACH. Prior to Closing, the Seller agrees to supply a complete Automated Clearing House (“ACH”) warehouse listing of any ACH transactions scheduled or pending with respect to the Deposit Liabilities as of the Closing Date and for a period of one hundred eighty (180) days after the Closing Date and such additional listings and schedules as the Purchaser shall reasonably request in order to notify ACH originators of the transactions contemplated by this Agreement. As soon as practicable following the Closing Date, the Purchaser will notify all originators effecting debits or credits to the accounts of the Deposit Liabilities of the purchase and assumption transaction contemplated by this Agreement. For a period of one hundred eighty (180) days beginning on the Closing Date, the Seller will honor all ACH items related to accounts of Deposit Liabilities which are mistakenly routed or presented to the Seller. The Seller will make no charge to the Purchaser for honoring such items, and will use its best efforts to daily transmit to the Purchaser an electronic file transmitted in order to process items under Regulation E on a timely basis. Items mistakenly routed or presented after the one hundred eighty (180) day period may be returned to the presenting party. The Seller and the Purchaser shall make arrangements to provide for the daily settlement from the first thirty (30) days following the Closing Date and weekly settlement thereafter, with immediately available funds by the Purchaser of any ACH items honored by the Seller.

3.9	Notice to Customers. As soon as practical after execution of this Agreement, Purchaser and Seller shall notify customers at the Branches by a joint mailing of the pending sale of the Branches (the “Notification Letter”). On such date as the Purchaser may reasonably specify (which shall be at least thirty (30) days prior to the Effective Time), the Seller and the Purchaser in a joint letter (the “Change in Terms Notice”) shall notify the holders of the accounts to be purchased and customers of the safe deposit business to be assumed, that, subject to closing requirements, the Purchaser will be assuming the duties and liabilities of the accounts or responsibility for the Asset being purchased, it being the intention of the parties that such joint notice shall satisfy any regulatory requirements imposed as a result of the change in terms in the Deposit Liabilities resulting from the assumption of the accounts by Purchaser. The Seller will maintain a log at the Branches of new accounts opened at the Branches and after the date of the Change in Terms Notice, new account customers shall be given Purchaser’s account disclosures to describe the terms of the accounts after the Closing together with the Seller’s existing account disclosures. If necessary to satisfy regulatory requirements, the Purchaser shall send future notifications to the new account holders as soon as practicable. Each party shall obtain the approval of the other for the Notification Letter and the Change in Terms Notice prior to mailing, which approvals shall not be unreasonably withheld or delayed. Prior to Closing, the Seller shall provide the Purchaser with an intermediate customer list on the accounts to be assumed, identical to the list used by the Seller for notification purposes and as of the Effective Time, the Seller shall provide a final customer list of the assumed accounts.

3.10	Retirement Accounts. The parties acknowledge that the Seller is acting as custodian and holds certain of the deposits for participants in Individual Retirement Accounts (“IRAs”) and that the Purchaser desires to act as custodian thereof from and after the Effective Time, to the extent permitted under the applicable custodial agreements. The parties shall confer and determine at least thirty (30) days prior to the expected Closing Date, which, if any, of the IRAs cannot be transferred to the Purchaser under this Agreement. The Seller shall be responsible for federal and state income tax reporting of IRAs accepted by the Purchaser from January 1, 2009 through the Effective Time. The Purchaser shall be responsible for all federal and state income tax reporting commencing on the day after the Effective Time for the IRAs assumed by the Purchaser through the end of the calendar year. The Seller shall deliver to the Purchaser all Records from January 1, 2009 through the Closing Date pertaining to the IRAs assumed hereunder. In connection with IRAs, the Purchaser shall assume, in addition to the Deposit Liability, the plan pertaining thereto and the custodial arrangement in connection therewith.

3.11	Other Liabilities. The Purchaser shall assume only those liabilities and obligations of the Seller that are provided for in this Agreement. This Agreement shall not be construed as creating rights or remedies against the Purchaser by third parties other than with respect to those liabilities and obligations assumed hereunder.

3.12	Back-up Withholding. Any amounts required by any governmental agencies to be withheld from any of the accounts associated with the Deposit Liabilities (the “Withholding Obligations”) will be handled as follows:

(a)	Any Withholding Obligations required to be remitted to the appropriate governmental agency prior to the Effective Time will be withheld and remitted by the Seller and the Seller shall provide the Purchaser with satisfactory evidence thereof at Closing;

(b)	At Closing, the Seller will remit to the Purchaser all sums withheld by the Seller pursuant to Withholding Obligations, together with satisfactory detail thereof, which funds are or may be required to be remitted to governmental agencies at or after the Effective Time. Any Withholding Obligations required to be remitted to the appropriate governmental agency at or after the Effective Time will be remitted by the Purchaser. The Purchaser and the Seller shall mutually indemnify and hold harmless the other from and against any claim relating to Withholding Obligations which is the responsibility of the other hereunder.

3.13	Overdrafts. Subject to Section 2.3, any overdrafts approved on the Closing Date with respect to the ledger date for the immediately preceding day and thereafter will be the responsibility and risk of the Purchaser, because the Purchaser’s criteria for approving or rejecting overdrafts will be put in effect on the day before the Closing Date. All overdrafts approved before the Closing Date will be the responsibility and risk of the Seller.

3.14	The Seller Identification. As of the Effective Time, the Purchaser shall at its expense substitute its name and logo for the name and logo of the Seller on all signs at the Branches. The Purchaser will be responsible, at its expense, for all necessary permits in connection with such signs. The Purchaser agrees to replace promptly, at the Purchaser’s expense, all written or electronic materials bearing the Seller’s name and/or logo used in the ordinary course of the banking business conducted at the Branches, including stationery and forms with written or electronic materials bearing the Purchaser’s name and/or logo. The Purchaser shall dispose of the materials bearing Seller’s name and/or logo in a commercially reasonably manner.

3.15	Indemnification.

(a)

After the Closing Date, the Seller shall indemnify, hold harmless, and defend the Purchaser from and against all claims, losses, liabilities, demands, and obligations, including reasonable attorneys’ fees and expenses of litigation (collectively, “Losses”), arising out of or relating to: (i) operations of the Branches (including injury or damage to persons or property) before the Effective Time (whether pursuant to any actions, suits, or proceedings commenced or threatened before the Effective Time (other than proceedings to prevent or limit the consummation of the transactions contemplated hereby) or otherwise), (ii) the breach of any representation or warranty made by the Seller herein or in any agreement delivered pursuant hereto, or (iii) the breach by the Seller of any agreement or covenant contained herein or in any agreement delivered pursuant hereto. It is understood that the obligations of the Seller under this subsection (a) shall survive the Closing Date for the periods specified in Section 3.15(d). On and after the Closing Date, the Seller shall maintain in full force and effect a financial institution blanket fidelity bond which provides coverage for losses related to incidents which occurred prior to the Effective Time, including computer crime, on a discovery basis. For the avoidance of doubt, the policies issued by Chubb Group to Seller’s Parent (Numbers 82028903 and 82028904) provide such coverage.

(b)	The Purchaser shall indemnify, hold harmless and defend the Seller from and against all Losses arising out of or relating to: (i) operations of the banking business at the Branches (including injury or damage to persons or property) from the Effective Time, (ii) the breach of any representation or warranty made by the Purchaser herein or in any agreement or covenant delivered pursuant hereto, or (iii) the breach by the Purchaser of any agreement contained herein or in any agreement delivered pursuant hereto. To the extent any item that is the subject of any Loss has been prepaid by the Seller for a period extending beyond the Closing Date, there shall be an adjustment in such amount to the payment in Section 2.1 in favor of the Seller. It is understood that the obligations of the Purchaser under this subsection (b) shall survive the Closing Date.

(c)	The indemnified party shall not be entitled to indemnification for Losses pursuant to Sections 3.15(a)(ii) or (b)(ii) unless and until the aggregate amount of such Losses exceeds $250,000 (the “Minimum Loss”). After the Minimum Loss is exceeded, the indemnified party shall be entitled to be paid the entire amount of any Losses.

(d)	A claim for indemnity under Sections 3.15(a) or (b) hereof may be made by the claiming party at any time prior to twenty-four (24) months after the Closing Date by the giving of written notice thereof to the other party. Such written notice shall set forth in reasonable detail the basis upon which such claim for indemnity is made. In the event that any such claim is made within such twenty-four (24) month period, the indemnity relating to such claim shall survive until such claim is resolved. Claims not made within such twenty-four (24) month period shall cease and no indemnity shall be made thereon. Notwithstanding the foregoing, (i) the Purchaser may make a claim for indemnification relating to a breach by the Seller of any representation or warranty contained in Sections 5.3 or 5.4, at any time in perpetuity, and such representations and warranties shall survive in perpetuity, (ii) the Purchaser may make a claim for indemnification relating to a breach by the Seller of any representation or warranty contained in Section 5.7 or 5.14 at any time prior to the expiration of the applicable statute of limitations, and such representations and warranties shall survive until the expiration of the applicable statute of limitations, (iii) in the event any claim relating to items (i) or (ii) above is made within the applicable time period, the indemnity relating to such claim shall survive until such claim is resolved; and (iv) the representations in Section 5.12 shall survive the Closing for six (6) calendar years.

(e)	In the event that any person or entity not party to this Agreement shall make any demand or claim or file or threaten to file any lawsuit, which demand, claim or lawsuit may result in any liability, damage or loss to one party hereto of the kind for which such party is entitled to indemnification pursuant to Sections 3.15(a) or (b) hereof, then, after written notice is provided by the indemnified party to the indemnifying party of such demand, claim or lawsuit, the indemnifying party shall have the option, at its cost and expense, to retain counsel for the indemnified party to defend any such demand, claim or lawsuit. In the event that the indemnifying party shall fail to respond within twenty (20) Business Days after receipt of such notice of any such demand, claim or lawsuit, then the indemnified party shall retain counsel and conduct the defense of such demand, claim or lawsuit as it may in its discretion deem proper, at cost and expense of the indemnifying party. In effecting the settlement of any such demand, claim or lawsuit, an indemnified party shall act in good faith, shall consult with the indemnifying party and shall enter into only such a settlement as the indemnifying party shall approve by written notice to the other party (provided that the indemnifying party’s approval will be implied if it does not respond within twenty (20) Business Days of its receipt of the notice of such a settlement offer).

(f)	THE INDEMNIFYING PARTY SHALL HAVE NO OBLIGATIONS UNDER THIS SECTION 3.15 FOR ANY CONSEQUENTIAL DAMAGES, PUNITIVE DAMAGES, LOST PROFITS OR DAMAGE OR LOSS THE INDEMNIFIED PARTY MAY SUFFER AS THE RESULT OF ANY DEMAND, CLAIM OR LAWSUIT.

3.16	Right to Intervene. In the event that any claim, protest, suit or other proceeding is instituted or threatened against the Purchaser relating to this Agreement, other Assets or liabilities transferred to or assumed by the Purchaser hereunder, the Seller shall have the right, at its discretion and expense, to intervene in such matter, and the Purchaser hereby agrees to give prompt and prior notice thereof to the Seller and consents to such intervention.

3.17	Assumption of Risks.

(a)	Risk of loss to the Real Property shall be borne by the Seller until the Effective Time. If any part of the Real Property covered by this Agreement is substantially damaged or destroyed before the Effective Time, and not repaired prior to such time the Seller shall give written notice to the Purchaser. Such notice must include all pertinent information regarding insurance policies and claims covering the Real Property that has been damaged or destroyed and not repaired before the Effective Time. The written notice shall be delivered within forty-eight (48) hours from discovery of the event causing the damage or destruction. The Purchaser may (i) proceed with the transaction and be entitled to all insurance money, if any, payable to the Seller under all policies covering the Real Property, or (ii) terminate this Agreement by written notice pursuant to Article X herein. Failure by the Purchaser to so notify the Seller of the Purchaser’s termination within thirty (30) days after the Purchaser’s receipt of the Seller notice shall constitute an election to proceed with the transaction.

(b)	As of the Effective Time, the Seller may discontinue any casualty and liability insurance coverage maintained with respect to the premises of the Branches and all Assets. The Purchaser shall be responsible for all casualty losses and liability claims arising after the Effective Time.

(c)	On the Closing Date, the Seller will discontinue providing any security for persons and property at the Branches and the Purchaser assumes all liabilities arising out of injury or damage to persons and property after the Effective Time.

3.18	Information Reporting. With respect to the Deposit Liabilities purchased and assumed by the Purchaser pursuant to this Agreement, the Seller shall be responsible for reporting to the customer and to the IRS (and any state or local taxing authority as required) all interest paid or earned and similar information for all periods prior to the Effective Time and the Purchaser shall be responsible for reporting such information for all periods on and after the Effective Time. The Purchaser agrees to indemnify the Seller for any penalty, interest, claim, fee (including reasonable attorneys’ fees and expenses), or other liability or expense which may be imposed upon or asserted against the Seller as a result of the Purchaser’s failure to comply with its obligations under this Section 3.18. The Seller agrees to indemnify the Purchaser for any penalty, interest, claim, fee (including reasonable attorneys’ fees and expenses), or other liability or expense which may be imposed upon or asserted against the Purchaser as a result of the Seller’s failure to comply with its obligations under this Section 3.18.

3.19	Restrictive Covenants of the Seller.

(a)	The Seller shall not (i) maintain any list of the deposit customers at the Closing Date of the Branches for the purpose of marketing financial services of any sort or attracting deposits, or (ii) specifically target and solicit deposit customers of the Branches using any customer or mailing list compiled by the Seller prior to Closing which consists primarily of deposit customers of the Branches; provided, however, these restrictions shall not (i) restrict general mass mailings, telemarketing calls, statement stuffers and other similar communications directed to all customers of the Seller or its affiliates or all customers in the State of Ohio, or to the public or newspaper, radio, television or Internet advertisements of a general nature or (ii) otherwise prevent the Seller from taking such actions as may be required to comply with any applicable federal or state laws, rules, or regulations. The foregoing restrictions notwithstanding, the Seller and its affiliates may continue to maintain a list of, and maintain as customers: (A) any of the Seller’s deposit customers of the Branches with respect to non-deposit product or service relationships, including commercial, trust, insurance, mortgage loan, home equity line of credit, securities brokerage, or credit card customers of the Branches, and (B) any customers in the Columbus Metropolitan Statistical Area, including AmTrustDirect.com customers, that have been serviced from the Seller’s offices other than the Branches, and in each case the Seller may continue to solicit such relationships from such customers without restriction after the Closing Date.

(b)	For a period of twelve (12) months after the Closing Date, the Seller shall not solicit for employment any person who is now predominately employed at the Branches and continues to be employed at the Branches without interruption after the Closing Date (it being understood that (i) advertising and other recruiting efforts aimed at the general public and (ii) employing any such person who contacts the Seller on his or her own initiative shall not violate the terms of this covenant).

(c)	For a period of two (2) years after the Closing Date, the Seller may not maintain an office, or establish and maintain a new office, within the Columbus Metropolitan Statistical Area; however, the Seller may maintain such an office only for the purpose of providing insurance products and brokerage services provided the office is not within a one (1) mile radius of any of the Branches.

3.20	Restrictive Covenant of the Purchaser. For a period of twelve (12) months after the Closing Date, the Purchaser shall not solicit for employment any employees of the Seller (it being understood that (i) advertising and other recruiting efforts aimed at the general public and (ii) employing any such person who contacts the Purchaser on his or her own initiative shall not violate the terms of this covenant).

3.21	Eminent Domain. If, prior to the date of Closing, eminent domain proceedings shall be threatened or commenced against all or any part of the Real Property, the Seller shall give written notice to the Purchaser within forty-eight (48) hours of the Seller’s receipt of notice of the threatened or commenced eminent domain action setting forth the pertinent terms of the threatened or commenced eminent domain action. The Purchaser may: (i) elect to proceed to close this transaction in accordance with the terms of this Agreement, in which event the Purchaser shall be entitled to all payments payable to the Seller on account of such taking as is applicable to the portion of the Real Property being purchased, (ii) elect to terminate this Agreement pursuant to Article X herein by giving written notice thereof to the Seller within twenty (20) days after receiving the Seller’s notice of such taking, or (iii) elect to proceed to close this transaction without the part of the Real Property that is subject to the eminent domain proceedings, in which event the Seller’s Credit shall be adjusted by the value received for the portion of the Real Property being purchased in the eminent domain proceedings.

ARTICLE IV

The Seller’s Employees at Branches

4.1

Employment of Existing Branch Employees. After the execution of this Agreement, the Purchaser agrees to interview as soon as practicable all employees of the Seller who are then assigned to the Branches (the “Employees”) as identified on Schedule 4.1, and shall notify the Seller as soon as practicable and in any event no later than fifteen (15) days prior to Closing whether the Purchaser will offer employment to such Employees. As of the Effective Time, the Employees who accept the Purchaser’s offer of employment will become employees of the Purchaser and will cease to be employees of the Seller (such employees, the “Transferred Employees”). The Seller is responsible for the filing of Form W-2s with the IRS and any required filing with state tax authorities with respect to wages and benefits paid to each such Transferred Employee for periods ending on or prior to the Effective Time. Any Employees not hired by the Purchaser shall remain the responsibility of the Seller, and the Purchaser shall have no liability or obligation to any such Employees. The Seller shall be responsible for any and all severance or similar payments owing to any Employees who do not become Transferred Employees.

It is understood and agreed that (i) the Purchaser’s employment of any Transferred Employee as set forth in this Section 4.1 shall not constitute a commitment, contract or understanding (express or implied) of an obligation on the part of the Purchaser to a post-Closing employment relationship of any fixed term or duration or upon any terms or conditions other than those that the Purchaser may establish pursuant to individual offers of employment, and (ii) employment offered by the Purchaser is “at will” and may be terminated by the Purchaser or by a Transferred Employee at any time for any reason (subject to any written commitments to the contrary made by the Purchaser or a Transferred Employee and subject to any legal restrictions). Nothing in this Agreement shall be deemed to prevent or restrict in any way the right of the Purchaser to terminate, reassign, promote or demote any of the Transferred Employees after the Effective Time or to change adversely or favorably the title, powers, duties, responsibilities, functions, locations, salaries, other compensation, or terms or conditions of employment of such Transferred Employees.

4.2	Credit for Service. The Purchaser shall grant to the Transferred Employees credit for their respective service with the Seller for purposes of determining their participation, eligibility and vesting rights, but not for purposes of benefit accrual in any pension, thrift, profit-sharing, life insurance, disability, vacation and other employee benefit plans or programs now or hereafter maintained by or on behalf of the Purchaser, and with regard to any medical insurance plan covering the Purchaser’s employees, there shall be, subject to the terms of such medical insurance plan, an open enrollment period for the Transferred Employees without regard to any preexisting covered conditions of such Transferred Employees or their dependents. The Seller shall provide the Purchaser with a copy of its certificate of insurance with respect to such Transferred Employees.

4.3

Employee Contact. Prior to the Closing Date, and except as provided in Section 4.1, the Purchaser agrees not to contact any of the Employees unless receiving prior consent from the Seller. As soon as reasonably practicable following the date hereof, the Seller will reasonably cooperate with the Purchaser, to the extent reasonably requested and legally permissible, to provide the Purchaser with information about the Employees, including providing the Purchaser with the personnel files of those Employees who provide the Seller with their written consent thereto and a means to meet with the Employees. The Seller shall provide the officers and authorized representatives of the Purchaser with an opportunity to meet with the Employees prior to the Closing Date for training purposes, provided that the Purchaser shall pay or reimburse the travel and meal expenses of such Employees in connection with such training, at reasonable times without interfering with the Branches’ normal business and operations, or the affairs of the Seller directly related to the Branches. The Seller shall also provide the officers and authorized representatives of the Purchaser an opportunity to meet with the Seller’s employees located in Wooster who have technical and operational expertise with respect to the operations of the Branches for purposes of such employees providing technical or operational assistance to the Purchaser prior to the Closing Date.

4.4	COBRA/WARN. The Seller will comply with the Consolidated Omnibus Budget Reconciliation Act of 1985 (“COBRA”), for all of the Seller’s former employees and other qualifying beneficiaries for whom COBRA qualifying events occurred before or coincident with the Effective Time and the Purchaser shall have no responsibility for any such coverage. The Seller shall pay and discharge and be responsible for any employee benefits arising under the Seller’s employee benefit plans and employee programs prior to the Effective Time, including benefits with respect to claims incurred prior to the Effective Time but reported after the Effective Time and benefits to employees on temporary leave of absence for medical purposes or on short term disability immediately prior to the Effective Time (the “Leave Employees”) prior to such Leave Employees beginning work with the Purchaser. The Seller shall indemnify and hold the Purchaser harmless from all loss, cost, damage or expense, including reasonable attorneys’ fees, arising as a result of any alleged violation of COBRA or the Workers Adjustment Retraining Notification Act occurring on or prior to the Effective Time and to which the Seller is subject or is alleged to be subject occurring on or prior to the Effective Time.

ARTICLE V

Representations, Warranties and Covenants of the Seller

The Seller hereby represents and warrants to the Purchaser as follows, which representations and warranties shall survive the Closing Date as provided in Section 11.4 hereof:

5.1	Corporate Organization. The Seller is a federal stock savings bank duly organized, validly existing, and in good standing under the laws of the United States. The Seller has the corporate power and authority to own and operate its properties at the Branches, including the Assets, to carry on its banking business conducted at the Branches as presently conducted, to execute, deliver, and perform this Agreement and to effect the transactions and all related agreements contemplated hereby.

5.2	Corporate Authority. The execution and delivery of this Agreement and all related agreements by the Seller, and the consummation by the Seller of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of the Seller. This Agreement and all related agreements executed and delivered by the Seller pursuant hereto have been and will be duly executed by the Seller and constitute and will constitute the valid and binding obligations of the Seller, enforceable against the Seller in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, or similar laws relating to or affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies.

5.3	Assets.

(a)	The Seller has good and marketable title to the Assets, and upon consummation of the transactions contemplated herein, the Purchaser will have, and at the Closing will transfer to Purchaser, good and marketable title to the Assets, free and clear of all Liens, or in the case of the Real Property Leases, valid and subsisting leasehold interests (subject to obtaining any necessary consents or approvals of third parties).

(b)	The Seller has delivered to the Purchaser complete and correct copies of all of the Real Property Leases. All such Leases are valid and subsisting and there does not exist with respect to the Seller’s obligations thereunder any material default or event or condition which, after notice or lapse of time or both, would constitute a material default thereunder. To the Knowledge of the Seller, there is no condemnation proceeding pending or threatened which would preclude or impair the use of the Branches. As used in this Agreement, “Knowledge” means the actual personal knowledge of the persons set forth on Disclosure Schedule 5.3(b), with respect to the Seller, and Disclosure Schedule 5.3(b-1), with respect to the Purchaser.

(c)	The Fixed Assets are all of the material tangible assets owned or leased by the Seller that are used by it to conduct the banking business of the Branches as of the date hereof. The Fixed Assets, taken as a whole, are in good condition and repair, subject to ordinary wear and tear, and will be received in “AS IS, WHERE IS” condition, with no other warranties by the Seller as to their condition or future performance, except those warranties related to title. The Seller has good and marketable title to said Fixed Assets.

(d)	No notice of any violation of zoning laws, building or fire codes or other statutes, ordinances, or regulations relating to the operation of the Branches has been received by the Seller.

5.4	No Violation. Except as set forth on Disclosure Schedule 5.4, neither the execution and delivery by the Seller of this Agreement or any related agreements, nor the consummation by the Seller of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default or cause the accelerating of the maturity of, any obligation under (i) the Charter or Amended and Restated Bylaws of the Seller, (ii) any provision of any agreement or any other restriction to which the Seller is a party or by which the Seller or any of its properties is bound, or (iii) any statute, law, decree, regulation or order of any governmental authority once the Regulatory Approvals are obtained.

5.5

Deposits. All of the Deposit Liabilities were issued and remain in compliance in all material respects with all applicable laws, orders, and regulations and are insured by the FDIC to the maximum extent provided in the rules and regulations of the FDIC, and were acquired in the ordinary course of business. There is no action pending or threatened by the FDIC with respect to the termination of such insurance. The Deposit Liabilities are in all material respects genuine and enforceable obligations of the Seller, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship, or similar laws relating to or affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies. The balance of each deposit account included in the Deposit Liabilities as shown on the Seller’s books and records as of the close of business on the Closing Date will be true and correct in all material respects. To the Knowledge of the Seller, the Deposit Liabilities are not subject to any claims with respect to such Deposit Liabilities that are superior to the rights of the persons shown on the records delivered to the Purchaser indicating the owners of the Deposit Liabilities, other than claims against such owners of the Deposit Liabilities, such as state and federal tax liens, garnishments, and other judgment claims, which have matured or may mature into claims against the respective Deposit Liabilities. The Seller has the right to transfer or assign each of the Deposit Liabilities to the Purchaser subject to receipt of applicable Regulatory Approvals. Withholding Obligations, if any, related to any of the Deposit Liabilities are properly noted in the records of the related account in a manner that is easily identifiable.

5.6	Statements True and Correct. No representation or warranty made by the Seller nor any written statement, certificate, or instrument furnished or to be furnished to the Purchaser by the Seller pursuant to this Agreement or in connection with the transactions contemplated by this Agreement, contains or will contain any material untrue statement of fact or omits or will omit to state a material fact necessary to make the statements therein not misleading. The written information relating to the Branches provided or to be provided by the Seller is or will be true and correct and will not omit to state a material fact required to be stated therein or necessary to make such statements contained therein not misleading.

5.7	Compliance with Laws. Except as set forth on Disclosure Schedule 5.7, the Seller has complied in all material respects with all laws, regulations, and orders applicable to the operation of the banking business conducted at the Branches if failure to comply would have a materially adverse effect on the operations of the Branches. No notice or warning material to the current business or operations or future prospects of the Branches has been received from any governmental authority with respect to any failure or alleged failure of the Seller to comply in any material respect with any law, regulation or order.

5.8

Environmental Matters. The Branches are, in all material respects, in compliance with all applicable federal, state, local or municipal statutes, ordinances, laws, and regulations and all orders, rulings, or other decisions of any court, administrative agency or any other governmental authority relating to the protection of the environment and is free of friable asbestos except to the extent in a non-damaged, non-friable, compliant condition, or otherwise properly sealed or encapsulated in compliance with all applicable Environmental Laws (as defined below). There is no action, suit, investigation, inquiry, or other proceeding, ruling, order, or citation involving the Seller, pending, threatened, or previously asserted as a result of any actual or alleged failure to comply with any requirement of any Environmental Laws with respect to the Branches. The Seller has not received notice that, with respect to the Branches, the Seller is or may be subject to liability as an “owner” or “operator” of a “facility” as those terms are defined in Section 9601 of the Comprehensive Environmental Response Compensation and Liability Act of 1980, 42 U.S.C.A. § 9601 (“CERCLA”). For purposes of this Section 5.8, “Hazardous Substances” has the meaning defined in Section 9601 of CERCLA; and “Environmental Laws” mean all laws, ordinances, rules, and regulations that: (i) regulate waste management, including the containment, storage, handling, transportation, disposal, or management of Hazardous Substances; (ii) regulate or prescribe requirements for air, water or soil quality; (iii) protect the environment; or (iv) establish liability for the investigation, removal, or cleanup of, or damage caused by, any Hazardous Substances.

5.9	Limitation of Warranties. EXCEPT AS SPECIFICALLY SET FORTH IN THIS AGREEMENT, THE SELLER EXPRESSLY DISCLAIMS ANY AND ALL WARRANTIES, EXPRESS OR IMPLIED, WITH RESPECT TO THE FIXED ASSETS, REAL PROPERTY OR THE LEASED PROPERTY OR WITH RESPECT TO ANY ASSETS BEING TRANSFERRED TO OR LIABILITIES BEING ASSUMED BY THE PURCHASER, INCLUDING, WITHOUT LIMITATION, THE IMPLIED WARRANTIES OF MERCHANTABILITY OR OF FITNESS FOR A PARTICULAR PURPOSE.

5.10	Litigation. There are no claims, actions, suits or proceedings of any kind in any court or before any governmental authority or arbitration board or tribunal which are pending, or to the Knowledge of the Seller, threatened or contemplated, against, or otherwise affecting the Seller and/or the Assets or the Deposit Liabilities or other liabilities being assumed by the Purchaser hereunder or that challenges the validity or legality of the transactions contemplated by this Agreement, other than those that would not have a material adverse effect on the Branches or materially impair or delay the Seller’s ability to perform its obligations hereunder. There is no decree, judgment or order of any kind in existence, against, affecting or restraining the Seller or any of its officers, employees, or directors, from taking any actions of any kind in connection with the performance of this Agreement and the transactions contemplated herein, other than those that would not have a material adverse effect on the Branches or materially impair or delay the Seller’s ability to perform its obligations hereunder.

5.11	Employee Matters. Except as disclosed on Disclosure Schedule 5.11, there are no employment contracts, change in control agreements, termination benefit agreements, or severance agreements between the Seller and any of the Employees. The Seller is not a party to any contract or arrangement with any union relating to the banking business conducted at the Branches and the Seller is not aware of any pending organizational efforts at the Branches for the last three (3) years. Disclosure Schedule 5.11 sets forth a true and correct list of any and all bonus or incentive or other compensation arrangements or commitments, other than benefit plans applicable to all Employees of the Seller, for the Employees individually or as a group. The Purchaser agrees to keep such information in strictest confidence and to confine knowledge of such to its officers, personnel and advisors who have a need to know such information in connection with the performance of their respective duties.

5.12	Taxes. The Seller has complied with the requirements of the Internal Revenue Service (“IRS”) regarding taxpayer identification number certification, interest information reporting and backup withholding of interest payable in connection with the Deposit Liabilities. Except as would not have an effect that is materially adverse to the operations of the Branches and except for those for which adequate reserve has been provided in accordance with GAAP: (i) the Seller has filed all federal, state, county, local and foreign tax returns or assessments, including information returns, required to be filed by it in connection with the operation of the Branches, and paid all taxes owed by it, including those with respect to withholding, social security, unemployment, workers compensation, franchise, ad valorem, premium, excise and sales taxes, and to the Knowledge of the Seller, no taxes shown on such returns or assessments are delinquent; and (ii) the Seller has paid all taxes which it is required to withhold from amounts owing to employees, creditors, holders of the Deposit Liabilities, or other third parties. For all completed years, the Seller has duly and timely sent to each holder of the Deposit Liabilities a Form 1099 (or a substitute form permitted by law) relating to interest, earnings or dividends paid on such accounts for those periods. The Seller shall be responsible for any and all local, state, federal and foreign tax (“Tax”) liability of any nature or kind whatsoever payable by the Seller, relating to or arising from its operations in general or the operations of the Branches or the Assets, which arose, accrued, were payable or related to, the Branches or the Assets prior to the Effective Time, and no Tax shall attach to, or negatively affect in any manner, the Purchaser or the Assets, the Deposit Liabilities, Real Property Leases, Fixed Assets, or any other asset or property acquired or assumed by the Purchaser pursuant to this Agreement where the obligation for the payment of such Tax was the responsibility of the Seller.

5.13	No Brokers. Except for Merrill Lynch, Pierce, Fenner & Smith Incorporated, which shall be paid by the Seller pursuant to a separate agreement with the Seller, no action has been taken by the Seller that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee, or other like payment with respect to the transactions contemplated hereby.

5.14	Books, Records, Documentation, Etc. The Records are correct, accurate and complete in all material respects, have been maintained in a consistent and customary manner, and are in material compliance with all applicable federal and state laws and regulations and customary banking practices. The Deposit Liability related forms, notices, statements and related documentation, as well as the Seller’s policies, procedures and practices with respect thereto, in all cases as used in the Branches, comply in all material respects with applicable federal and state laws and regulations and customary banking practices.

5.15	Real Property Leases. The Real Property Leases are legally binding obligations of the Seller, and the Seller is permitted to assign its interests and obligations thereunder (subject to obtaining prior to the Closing Date any necessary consents or approvals of third parties). The obligations of the Seller under the Real Property Leases are current, and the Seller is not in material default under the Real Property Leases.

5.16	Community Reinvestment Act. The Seller has received a rating of not less than “satisfactory” on its most recent CRA examination. To the Knowledge of the Seller,

there are no threatened or pending actions, proceedings or allegations by any person or regulatory agency that may cause bank regulatory authorities to deny any application required to be filed pursuant hereto. The Seller has not been advised of any supervisory concerns regarding its compliance with the Community Reinvestment Act.

ARTICLE VI

Representations, Warranties and Covenants of the Purchaser

The Purchaser hereby represents and warrants to the Seller as follows, which representations and warranties shall survive the Closing Date as provided in Section 11.4 hereof:

6.1	Corporate Organization. The Purchaser is a state banking corporation duly organized, validly existing and in good standing under the laws of the State of West Virginia. The Purchaser has the corporate power and authority to own the Assets being acquired, to assume the liabilities and obligations being assumed hereunder, including, without limitation, the Deposit Liabilities and Real Property Leases, to execute, deliver and perform this Agreement, and to effect the transactions contemplated hereby.

6.2	Corporate Authority. The execution and delivery of this Agreement and all related agreements by the Purchaser, and the consummation by the Purchaser of the transactions contemplated hereby, have been duly authorized by all necessary corporate actions on the part of the Purchaser. This Agreement and all related agreements executed and delivered by the Purchaser pursuant hereto, including, without limitation, all instruments confirming the assumption by the Purchaser of the obligations and liabilities of the Seller contemplated hereby, have been and will be duly executed by the Purchaser and constitute and will constitute the valid and binding obligations of the Purchaser, enforceable against the Purchaser in accordance with their respective terms, subject to the provisions of federal and other applicable bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship or similar laws relating to or affecting the enforcement of creditors’ rights generally, now or hereafter in effect, and subject to general equity principles, which may limit enforcement of certain remedies.

6.3	No Violation. Neither the execution and delivery by the Purchaser of this Agreement or any related agreements, nor the consummation by the Purchaser of the transactions contemplated hereby or thereby, will violate, conflict with or result in a default under (i) the Articles of Association or By-Laws of the Purchaser, (ii) any provision of any material agreement or any other material restriction to which the Purchaser is a party or by which the Purchaser or any of its properties is bound, or (iii) any material statute, law, decree, regulation or material order of any governmental authority once the Regulatory Approvals are obtained.

6.4	Litigation and Regulatory Proceedings. There are no actions, complaints, petitions, suits or other proceedings, or any decree, injunction, judgment, order, or ruling, entered, promulgated, or pending, or, to the Knowledge of the Purchaser, threatened against the Purchaser or any of its properties or assets which alone, or taken in the aggregate, reasonably would be expected to have a material adverse effect on the Purchaser’s ability to timely perform its obligations under this Agreement or consummate the transactions contemplated by this Agreement.

6.5	Consents and Approvals. Except as set forth on Disclosure Schedule 6.5, no consents, approvals, filings, or registrations with any third party or any public body, agency or authority are required in connection with the Purchaser’s consummation of the transactions contemplated by this Agreement other than what may be required as a result of any facts or circumstances relating solely to the Seller.

6.6	Regulatory Approvals. No governmental agency has notified the Purchaser or any affiliate thereof that it would oppose or not approve or consent to, or that it has any concerns about, the transactions contemplated by this Agreement. No governmental agency has notified the Purchaser or any affiliate thereof that such agency has concerns about the Purchaser’s or any affiliate’s compliance with the Community Reinvestment Act, Bank Secrecy Act, fair lending or other consumer compliance statute or limitations that could jeopardize the Purchaser’s ability to consummate the transactions contemplated by this Agreement. The Purchaser knows of no reason, including regulatory capital requirements, that would prevent the Purchaser from receiving all Regulatory Approvals on a timely basis.

6.7	No Brokers. Except for Stifel Nicolaus & Company, Incorporated, which shall be paid by Purchaser pursuant to a separate agreement, no action has been taken by the Purchaser that would give rise to any valid claim against any party hereto for a brokerage commission, finder’s fee or other like payment with respect to the transactions contemplated hereby.

ARTICLE VII

Conduct of Business Pending the Closing Date

7.1	Conduct of Business. Pending the Closing Date, except as may be required by this Agreement, applicable law or regulatory authorities, and except as otherwise consented to by the Purchaser:

(a)	The Seller shall carry on the banking business conducted at the Branches substantially in the same manner as heretofore, and the Seller shall not, with regard to the Branches, the Assets or the Deposit Liabilities, engage in any activities or transactions outside its ordinary course of such business as conducted as of the date hereof except for activities or transactions contemplated by this Agreement; provided, however, that the Seller need not, in its sole discretion, advertise or promote new or substantially new customer services in the principal market area of the Branches.

(b)

The Seller shall use commercially reasonable efforts to (i) preserve its banking business conducted at the Branches, (ii) maintain generally the employment of the Employees except that the Seller shall not be precluded from making employment-related determinations on a case-by-case basis, (iii) preserve for the

Purchaser the goodwill of its deposit customers and others doing banking business with the Branches, (iv) not reduce the service charges on any deposit product or fee-based product (e.g., money orders, cashier’s checks) unless such reduction is implemented generally in the Seller’s other branches, and (v) reasonably cooperate with and assist the Purchaser in assuring the orderly transition of such business from the Seller to the Purchaser. Nothing herein shall be construed as requiring the Seller to engage in any activities or efforts outside the ordinary course of business as presently conducted.

(c)	The Seller shall not: (i) grant any increase in compensation or benefits to the Employees except as part of the Seller’s normal annual compensation review process or required by contract or law, which increases shall not exceed three percent (3%) in the aggregate for all such Employees; (ii) pay any bonus except pursuant to the Seller’s normal annual compensation program; or (iii) enter into any severance, change in control, or termination benefit agreements with any Employees.

(d)	Except as may be required by regulatory authorities or in the ordinary course of business or in an immaterial aggregate agreement, the Seller shall not, without the prior consent of the Purchaser: (i) transfer to the Seller’s other offices any Assets; (ii) transfer to the Seller’s other offices any Deposit Liabilities (it being understood that any deposits not being transferred pursuant hereto are not included in such prohibition against transfer) except upon the unsolicited request of a depositor in the ordinary course of business; (iii) transfer, assign, encumber, or otherwise dispose of or enter into any contract, agreement, or understanding, to transfer, assign, encumber, or otherwise dispose of any or all of the Assets or the Deposit Liabilities; (iv) invest in any fixed assets or improvements to the Branches except for improvements currently in progress and except for replacements of furniture, furnishings, and equipment purchased or made in the ordinary course of business; (v) sponsor any promotional programs to increase the Deposit Liabilities at the Branches or offer interest rates on deposits at the Branches that exceed the greater of: (1) the median market rates paid on similar deposit products by other financial institutions in the top ten of market share in the Columbus Metropolitan Statistical Area, or (2) the comparable rates being paid by the Purchaser in the Columbus Metropolitan Statistical Area; or (vi) until the Effective Time, fail to maintain and update its general ledger on a basis that is consistent with its past accounting practices.

ARTICLE VIII

Conditions to the Purchaser’s Obligations

The obligations of the Purchaser to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by the Purchaser except for the conditions in Section 8.5 which cannot be waived by the Purchaser):

8.1	Representations and Warranties True. The representations and warranties made by the Seller in this Agreement that are qualified by a reference to materiality shall have been true and correct in all respects when made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made at and as of such time (except to the extent such representations and warranties speak only as of a different date, in which case such representations and warranties shall be true and correct as of such date) and, the representations and warranties made by the Seller in this Agreement that are not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time (except to the extent such representations and warranties speak only as of a different date, in which case such representations and warranties shall be true and correct as of such date).

8.2	Obligations Performed. The Seller shall have performed and complied with, in all material respects, all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

8.3	Certificate of Compliance. The Seller shall have delivered to the Purchaser a certificate of its President or any Executive Vice President, dated at the Closing Date, certifying the fulfillment of each of the foregoing conditions.

8.4	No Adverse Litigation. On the Closing Date, no action, suit or proceeding shall be threatened or pending against the Purchaser or the Seller which is reasonably expected to (i) materially and adversely affect the deposit banking business of the Branches or (ii) materially and adversely affect the transactions contemplated by this Agreement.

8.5	Regulatory Approvals. The Purchaser shall have received from the appropriate regulatory authorities the Regulatory Approvals and all notice and waiting periods required by law shall have passed. The Seller shall have received from the appropriate regulatory authorities any regulatory approvals required pursuant to Section 3.1(b) and all notice and waiting periods required by law shall have passed. The Seller shall not have been notified by any regulatory authority that discontinued operation of the Branches by the Seller would be a violation of any statute, regulation or policy of any regulatory authority, and no proceedings to enjoin, prohibit, restrain, or invalidate transactions contemplated by this Agreement shall have been instituted by any regulatory authority, and any conditions of any regulatory approvals shall have been met. Such regulatory approvals shall not have imposed any condition which is materially disadvantageous or burdensome to the Purchaser.

8.6	Title and Real Estate Due Diligence. The satisfaction of the condition of the Seller’s title pursuant to Section 1.9(a) herein and the overall condition of the Real Property as set forth in Section 1.9(b) herein. Notwithstanding anything herein to the contrary, the Purchaser’s rights to object to any such matters are governed solely by the timeframes set forth in Section 1.9, and the Purchaser’s failure to provide timely written notice of its objections or intent to terminate this Agreement pursuant thereto shall constitute an irrevocable waiver of said conditions.

8.7	Power of Attorney. The Seller shall have delivered to the Purchaser a limited power of attorney, in substantially the form attached hereto as Schedule 8.7.

8.8	Consent to Assignment of Leases. The Seller shall have obtained the consent of each of the Lessors, as applicable, necessary to assign the Real Property Leases to the Purchaser.

ARTICLE IX

Conditions to the Seller’s Obligations

The obligations of the Seller to complete the transactions provided for in this Agreement are conditioned upon the fulfillment, at or before the Closing Date, of each of the following conditions (all or any of which may be waived in whole or in part by the Seller except for the conditions in Section 9.5 which cannot be waived by the Seller):

9.1	Representations and Warranties True. The representations and warranties made by the Purchaser in this Agreement that are qualified by a reference to materiality shall have been true and correct in all respects when made and shall be true and correct in all respects on and as of the Closing Date as though such representations and warranties were made at and as of such time (except to the extent such representations and warranties speak only as of a different date, in which case such representations and warranties shall be true and correct as of such date) and, the representations and warranties made by the Purchaser in this Agreement that are not so qualified shall have been true and correct in all material respects when made and shall be true and correct in all material respects at and as of the Closing Date as though such representations and warranties were made at and as of such time (except to the extent such representations and warranties speak only as of a different date, in which case such representations and warranties shall be true and correct as of such date).

9.2	Obligations Performed. The Purchaser shall have performed and complied in all material respects with all obligations and agreements required by this Agreement to be performed or complied with by it prior to or at the Closing Date.

9.3	Certificate of Compliance. The Purchaser shall have delivered to the Seller a certificate of its President or any Executive Vice President, dated at the Closing Date, certifying the fulfillment of each of the foregoing conditions.

9.4	No Adverse Litigation. On the Closing Date, no action, suit or proceeding shall be threatened or pending against the Purchaser or the Seller which is reasonably expected to materially and adversely affect the consummation of transactions contemplated by this Agreement.

9.5

Regulatory Approvals. The Purchaser shall have received from the appropriate regulatory authorities the Regulatory Approvals and all notice and waiting periods required by law shall have passed. The Seller shall have received from the appropriate regulatory authorities any regulatory approvals required pursuant to Section 3.1(b) and all notice and waiting periods required by law shall have passed. The Seller shall not have been notified by any regulatory authority that discontinued operation of the Branches by the Seller would be a violation of any statute, regulation or policy of any regulatory authority, and no proceedings to enjoin, prohibit, restrain, or invalidate transactions contemplated by this Agreement shall have been instituted by any regulatory authority.

ARTICLE X

Termination

10.1	Methods of Termination. This Agreement may be terminated in any one of the following ways:

(a)	at any time on or before the Closing Date by the mutual consent in writing of the Purchaser and the Seller;

(b)	on the Closing Date by the Purchaser in writing if the conditions set forth in Article VIII (excepting Section 8.6) of this Agreement shall not have been met by the Seller or waived in writing by the Purchaser;

(c)	prior to the expiration of the Real Estate Due Diligence Period by the Purchaser in writing if the conditions set forth in Section 8.6 of this Agreement shall not have been met by the Seller or waived in writing by the Purchaser;

(d)	on the Closing Date by the Seller in writing if the conditions set forth in Article IX of this Agreement shall not have been met or waived in writing by the Seller;

(e)	at any time on or before the Closing Date by the Purchaser or the Seller in writing if the other party shall have been in breach of any representation or warranty in any material respect (as if such representation or warranty had been made on and as of the date hereof and on the date of the notice of breach referred to below), or in breach of any obligation or agreement contained herein, and in each case such breach would permit the other party not to complete the transactions provided for in the Agreement as described in Sections 8.1 or 8.2 (in the case of a breach by the Seller) or Sections 9.1 or 9.2 (in the case of a breach by the Purchaser) and such breach is not curable, or if curable has not been cured by the earlier of the date thirty (30) calendar days after the date of the notice to the breaching party of such breach or the Closing Date;

(f)	by either the Seller or the Purchaser in writing at any time after any of the regulatory approvals required pursuant to Section 3.1 has been denied and all periods for appeal have expired without appeal; and

(g)	by either the Seller or the Purchaser in writing if the transactions contemplated hereby are not consummated on or before May 1, 2009, unless the failure of such occurrence is due to the failure of the party seeking to so terminate to perform or observe any of its agreements and conditions set forth herein; or

(h)	by the Purchaser, in the event of casualty or condemnation pursuant to Sections 3.17 or 3.21 herein.

10.2	Procedure Upon Termination. In the event of termination pursuant to Section 10.1 hereof, written notice thereof shall forthwith be given to the other party, and this Agreement shall terminate upon receipt of such notice immediately unless an extension is consented to by the party having the right to terminate. Without limiting the terms of the Confidentiality Agreement, if this Agreement is terminated as provided herein:

(a)	each party will return to the party furnishing the same all documents, work papers and other materials of the other party, including photocopies or other duplications or summaries thereof, relating to the transaction contemplated by this Agreement, whether obtained before or after the execution hereof;

(b)	all information received by either party hereto with respect to the business of the other party (other than information which is a matter of public knowledge or which has heretofore been or is hereafter published in any publication for public distribution or filed as public information with any governmental authority) shall not at any time be used for any business purpose by such party or disclosed by such party to third person; and

(c)	each party will pay its own expenses except as set forth in Section 11.5.

The requirements of this Section 10.2 shall be deemed to survive the termination of this Agreement.

10.3	Effect of Termination; Effect of Acquisition Proposal.

(a)	Subject to Section 11.18, if this Agreement is terminated as described in Section 10.1, this Agreement shall become void and of no further force and effect, except for the following provisions: (i) Section 11.5 relating to certain expenses, (ii) Section 11.14 relating to publicity, (iii) Sections 5.13 and 6.7 relating to finder’s fees and broker’s fees, and commissions, and (iv) this Section 10.3. The termination of this Agreement shall not release any party hereto from any liability or obligation to the other party hereto arising from a breach of any provision of this Agreement occurring prior to the termination hereof. Should the transactions contemplated by this Agreement not be consummated because of a party’s breach of this Agreement, in addition to such damages as may be recoverable in law or in equity, the other party shall be entitled to recover from the breaching party upon demand, itemization, and documentation, its reasonable outside legal, accounting, consulting, and other out-of-pocket expenses arising from under this Agreement.

(b)

In the event that (i) a bona fide Acquisition Proposal shall have been communicated to or otherwise made known to the shareholders, senior management, or the Board of Directors of the Seller or Seller’s Parent, as applicable, or any person shall have publicly announced an intention (whether or not conditional) to make an Acquisition Proposal involving the Seller or Seller’s

Parent, as applicable, after the date of this Agreement, and (ii) thereafter this Agreement is terminated pursuant to Section 10.1(e) as a result of a willful breach of Section 7.1(d)(iii) by the Seller, then the Seller shall pay to the Purchaser on the date of termination a fee equal to three percent (3.0%) multiplied by the deposit premium as calculated in Section 2.1 (the “Termination Fee”) by wire transfer of same day funds. For purposes of this Agreement, “Acquisition Proposal” shall mean any inquiry, offer, or proposal, whether or not in writing, contemplating, relating to, or that could reasonably be expected to lead to, an Acquisition Transaction. For purposes of this Agreement, “Acquisition Transaction” shall mean (A) any transaction or series of transactions involving any merger, consolidation, recapitalization, share exchange, liquidation, dissolution, or similar transaction involving the Seller or Seller’s Parent, as applicable; (B) any transaction pursuant to which any third party or group acquires or would acquire (whether through sale, lease, or other disposition), directly or indirectly, any assets of the Seller or Seller’s Parent, as applicable, representing, in the aggregate, twenty-five percent (25%) or more of the assets of the Seller or Seller’s Parent, on a consolidated basis; (C) any issuance, sale, or other disposition of (including by way of merger, consolidation, share exchange, or any similar transaction) securities (or options, rights, or warrants to purchase or securities convertible into, such securities) representing twenty-five percent (25%) or more of the votes attached to the outstanding securities of the Seller or Seller’s Parent, as applicable; (D) any tender offer or exchange offer that, if consummated, would result in any third party or group beneficially owning twenty-five percent (25%) or more of any class of equity securities of the Seller or Seller’s Parent, as applicable; or (E) any transaction which is similar in form, substance, or purpose to any of the foregoing transactions, or any combination of the foregoing.

(c)	The Seller and the Purchaser each acknowledge that the agreements contained in this Section 10.3 are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the other party would not enter into this Agreement; accordingly, if any party fails promptly to pay the amount due pursuant to this Section 10.3 and, in order to obtain such payment, the other party commences a suit which results in a judgment against such first party for the fee set forth in this Section 10.3), the other party shall pay to such first party its costs and expenses (including attorneys’ fees and expenses) in connection with such suit, together with interest on the amount of the fee at the rate of the Wall Street Journal prime rate in effect on the date such payment was required to be made.

ARTICLE XI

Miscellaneous Provisions

11.1	Amendment and Modification. The parties hereto by mutual consent may amend, modify and supplement this Agreement in such manner as may be agreed upon by them in writing.

11.2	Waiver or Extension. Either party by written instrument signed by its duly authorized officers may extend the time for the performance of any of the obligations or other acts of the other party and may waive (i) any inaccuracies in the representations or warranties contained herein or in any document delivered pursuant hereto or (ii) compliance with any of the undertakings, obligations, covenants or other acts contained herein or in any such documents; provided, however, that neither party may waive the requirement for obtaining the Regulatory Approvals.

11.3	Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns, but neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned prior to the Closing Date by either of the parties hereto without the prior written consent of the other.

11.4	Survival of Representations and Warranties. The representations, warranties and conditions set out in this Agreement shall not survive beyond twenty-four (24) months after the Closing Date except as expressly provided to the contrary herein.

11.5	Payment of Expenses. Except as otherwise specifically provided in this Agreement, each party hereto shall bear and pay all costs and expenses incurred by it or on its behalf in connection with this Agreement and the transactions contemplated hereunder. Except as otherwise expressly provided herein, any expenses, fees and costs necessary for any Regulatory Approvals or for any notice to depositors of the assumption of the Deposit Liabilities provided for in this Agreement shall be paid by the Purchaser.

11.6	Addresses for Notices, Etc. All notices, requests, demands, consents and other communications provided for hereunder and under the related documents shall be in writing and shall be deemed to have been duly given when delivered by hand (with written confirmation of receipt), by facsimile transmission (confirmed in writing) or by registered or certified mail, postage prepaid, to such party at its address or facsimile number set forth below or such other address or facsimile number as such party may specify by notice to the parties hereto:

If to the Purchaser to:	Paul M. Limbert
President and CEO
WesBanco Bank, Inc.
One Bank Plaza
Wheeling, WV 26003
Facsimile: (304) 234-9206

Copy (which in and of itself shall not constitute notice) to:

H. Grant Stephenson, Esq.
Porter, Wright, Morris & Arthur, LLP
41 South High Street
Columbus, OH 43215
Facsimile: (614) 227-2100

If to the Seller to:	Mr. Peter Goldberg
President
AmTrust Bank
1801 East 9th Street
Suite 200
Cleveland, Ohio 44114-3103
Facsimile: (216)588-7838

Copy (which in and of itself shall not constitute notice) to:

H. Rodgin Cohen
Camille L. Orme
Sullivan & Cromwell LLP
125 Broad Street
New York, NY 10004-2498
Facsimile: (212) 558-3588

11.7	Counterparts. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

11.8	Headings. The headings of the Sections and Articles of this Agreement are inserted for convenience only and shall not constitute a part hereof.

11.9	Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Ohio and applicable federal law. In case of any dispute related to this Agreement, the parties agree to submit to personal jurisdiction in the State of Ohio.

11.10	Severability. If any provision of this Agreement is invalid or unenforceable, the balance of this Agreement shall remain in effect.

11.11	Third Party Beneficiaries. This Agreement is made and entered into for the sole protection and benefit of the parties hereto, and no other person, persons, entity or entities shall have the right of action hereon, right to claim any right or benefit from the terms contained herein, or be deemed a third party beneficiary hereunder.

11.12	Use of the term “Party.” The use of the term “party” is generally used to denote any party to this Agreement, and such term shall be interpreted to mean any signatory to this Agreement.

11.13	Waiver. No failure on the part of a party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any such right, power or remedy by a party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

11.14	Press Releases. The Purchaser and the Seller shall mutually agree as to the form, timing, and substance of any press release or other public statement of any matters relating to this Agreement; provided, however, that nothing in this Section shall be deemed to prohibit any party hereto from making any press release or other public statement which if after consultation with its legal counsel deems necessary in order to fulfill such party’s disclosure obligations imposed by law, provided, however, that a copy of such press release shall be provided to the other party prior to publication.

11.15	Cooperation; Further Assurances. The Purchaser and the Seller shall reasonably cooperate with each other and shall cause their respective affiliates and the officers, employees, agents and representatives of themselves and their respective affiliates to reasonably cooperate with each other and use commercially reasonable efforts to ensure the consummation of the transactions contemplated by this Agreement, including executing and delivering all such further documents, instruments and agreements as may be reasonably necessary.

11.16	Entire Agreement. Subject to Section 3.3, this Agreement and the schedules hereto contains the entire understanding between the parties hereto with respect to the transactions contemplated hereby; all prior negotiations and agreements between the parties hereto are superseded by this Agreement; and there are no representations, warranties, understandings or agreements other than those expressly set forth herein, except as modified in writing concurrently herewith or subsequent hereto, which writing shall be executed by duly authorized officers of the parties, respectively.

11.17	No Construction Against Drafter. This Agreement shall be interpreted to give it fair meaning, and any ambiguity shall not be construed against either party as the primary drafter hereof.

11.18	Seller Contingency. The Seller’s execution and performance of this Agreement is subject to approval of, or non-objection to, this Agreement by the Office of Thrift Supervision. Notwithstanding anything herein to the contrary, if such approval or non-objection is not received by the Seller, this Agreement shall terminate and be null and void and of no further force and effect upon notice by the Seller that it has been notified of such disapproval or objection.

[Signatures on following page]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their duly authorized officers as of the day and year first written above.

SELLER:

AMTRUST BANK

By:	/s/ Peter Goldberg
Peter Goldberg
President

PURCHASER:

WESBANCO BANK, INC.

By:	/s/ Paul M. Limbert
Paul M. Limbert
President and CEO